News release

Zi Corporation Reports Record 2004 Second Quarter, Six-Month Results

Revenues Up 88% and 49% from Prior Year Periods, Profitable for Quarter

CALGARY, AB, August 13, 2004 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced record results for its second quarter and first six months ended June 30, 2004. President and CEO Michael D. Donnell said that driven by increasing demand for the Company's eZiText® and eZiTap™ predictive text input applications, revenues rose sharply from the prior year periods, gross margins improved and the Company reported its first profitable quarter.

(Effective December 31, 2003, Zi Corporation initiated its financial reporting in conformity with U.S. GAAP; the Company's financial statements are in U.S. dollars and unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.)

Zi Corporation total revenue for the second quarter of this year rose 88 percent to $3.4 million, from $1.8 million in the year earlier period, and increased sequentially 13 percent from revenues of $3.0 million in the 2004 first quarter. The Company reported its first profitable quarter as it posted net income for the three months ended June 30, 2004 of $254,000, or a basic and diluted $0.01 per share, a significant improvement from the $1.5 million loss, or a $0.04 loss per share, in the prior year second quarter. Gross margin as a percentage of revenue increased to 96 percent in this year's second quarter up from 92 percent in the second quarter of last year. During the second quarter of 2004, Zi generated positive cash flow from operations (cash flow from operating activities before changes in non-cash working capital) of $562,000.

Revenue from the Company's Zi Technology business unit in the 2004 second quarter was $3.3 million, up almost two times from $1.7 million for the same period last year. Revenue in this year's second quarter from its e-Learning segment was even year -over -year at $100,000. Operating profit for the Zi Technology business unit was $1.3 million in this year's second quarter, up from $0.2 million in the same period last year.

"The year-over-year increases in revenue and turning profitable in this year's second quarter are the results of our team's continued focus on the execution of our business plan, cost containment and asset management initiatives and building the foundation needed for expansion," Donnell said. "Over the last seven months we have made great strides in upgrading our product line and expanding our customer base, including the addition of a number of key original equipment and design manufacturers (OEMs and ODMs), which increases our market reach.

"We are also seeing increasing acceptance of the latest versions of eZiText and eZiTap in the wireless market," Donnell added, "which we believe bodes well for continued expansion in the future. A key element in supporting that expansion is the US $7.6 million financing we recently completed. The improvement in our balance sheet that comes from this financing will provide financial resources to fund our future product development and strengthen the Company's market position."

Total revenue for the six-months ended June 30, 2004 increased 49 percent to $6.4 million, from $4.3 million in the first six months of 2003. The net loss for this year's first six months was $1.2 million, or a $0.03 loss per share, down sharply from $2.7 million, or a $0.07 loss per share, in the same period last year. The results for the first six months of 2004 include non-cash compensation expense of $1.0 million for the issuance of restricted stock units to the Company's Chairman, and $448,000 for the issuance of non-employee stock options. Excluding these non-cash compensation charges, the Company would have recorded a profit of approximately $200,000 for the first six months of this year. The results for the first six months of 2003 include $500,000 of non-cash compensation expense.

Revenue from the Zi Technology business unit in the first half of 2004 increased 52 percent to $6.3 million from $4.1 million for the same period last year. Revenue from the Company's e-Learning segment for this year's first six months was even year- over -year at $200,000. For the first six months of this year, the Company's Zi Technology unit generated a $2.0 million operating profit, compared to an operating profit of $0.4 million for the first six months of 2003.

Zi earned royalties from 42 and 49 eZiText licensees, respectively, in this year's second quarter and first six months, compared to 32 licensees in the same periods last year. There were 90 new device models embedded with eZiText released into the market during the 2004 second quarter and a total of 174 for the first six months of this year, bringing the total as of June 30, 2004 to 572, up from 288 a year earlier.

Cash flow applied to operations was $330,000 in the first six months of this year, which included $750,000 of cash used for the final scheduled installment in this year's first quarter under the settlement agreement with AOL. Cash applied to operations in the prior year period was $1.1 million. Excluding the final payment to AOL, cash flow from operations in this year's first six months would have been $420,000.

The Company's balance sheet as of June 30, 2004, showed cash and cash equivalents of $1.4 million, total assets of $9.7 million, and shareholders' equity of $4.7 million. Subsequent to the close of this year's second quarter, the Company completed a private placement for gross proceeds of CDN $10 million (US$7.6 million) on July 16, 2004, after which it repaid in full the demand note for the US$1 million borrowed in December of last year.

Selling, general and administrative expense ("SG&A") in the three months ended June 30, 2004 was $2.2 million compared to $2.1 million in the same period a year earlier, and SG&A expense in the first six months of this year was $5.5 million, compared to $4.2 million in the prior year period. The year-over-year increase of $1.3 million for the 2004 first six months was due to $1.5 million in non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options in this year's first quarter. In the first six months of 2003, $500,000 of non-cash compensation expense was incurred. Excluding these non-cash expenses, SG&A increased $300,000 in this year's first six months reflecting lower fixed costs period to period, offset by higher sales commissions on increased revenue volume and costs associated with changes in financial reporting currency and GAAP.

Product research and development expenses for the 2004 second quarter and first six months were $300,000 and $1.0 million, respectively, compared to $400,000 and $1.0 million in the respective year-earlier periods. Gross expenditures on product development before capitalization of certain software costs in this year's second quarter and first six months increased by $0.6 million and $0.7 million over the respective prior year periods, reflecting the Company's focused efforts on developing dramatically new and improved language database software. For the three months ended June 30, 2004, the Company capitalized approximately $900,000 in software development costs.

Throughout this year, Zi has continued to increase its customer base and expand the number of software development companies, OEMs and ODMs integrating Zi technologies and products into their platform products. A total of 15 new licensees have been added this year. The handset manufacturers announced so far this year include Dalian Daxian Telecom Co. Ltd., a leading Chinese OEM, handset manufacturer; Panda Mobile Communications Equipment Co., Ltd. (PMC) in China; Putian Youtong, a subsidiary of the largest electronic communications company in China, China Putian Corporation, and Hong Kong-based Advanced Wireless Group Limited. Additional agreements have been announced with Bluewinc Co., Ltd., Pos & Tech Inc., Sungil Telecom Co., Ltd., and Codial Tech Co. Limited, all located in Korea. The Company also signed a distribution agreement with Agere Systems (NYSE: AGR.A, AGR.B) to pre-integrated Zi's eZiText® predictive text technology into a broad portfolio of Agere chip sets, software and reference platforms aimed at addressing growing demand for multimedia-capable mobile phones.

"The worldwide wireless communications market continues to expand at robust rates with text messaging and other predictive text applications helping to drive that growth," Donnell said. "In China, for example, which is the world''s largest mobile phone market and our largest market, it is expected that 550 billion short messages will be sent by mobile phone users in 2004, a number that could potentially reach 1.4 trillion by 2006. We have a strong presence in the market in China and with our market leading predictive text input technologies and products, we are well positioned to benefit from this growth."

According to reports in the state press in China, the Ministry of Information says that there are 100 million users in China who will double the number of short messages they send this year. China Mobile, that country's largest mobile telecommunications operator, is expected to handle 350 billion short messages in 2004 compared to 170 billion in 2003, and China Unicom, the country's number two operator, has forecast it will carry 200 billion short messages, or four times as many as last year.

It is estimated that by 2006 mobile phone users in China are likely to send 1.4 trillion short messages, which would be equivalent to $17 billion dollars in charges, the report said.

Executive Summary of Operating Results

	Three Months Ended June 30,
(thousands of US$ except per share amounts)	2004	2003
Revenue	$ 3,414	$ 1,820
Gross margin	3,281	1,680
Net income (loss)	254	(1,530)
Total assets	$ 9,745	$ 8,862
Net income (loss) per share - basic and diluted	$ 0.01	$ (0.04)
Outstanding shares, weighted average	39,492,560	38,197,409
Outstanding shares, end of period	39,492,560	39,281,821

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company''s interim consolidated financial statements and notes.

Conference Call

As previously announced, Zi is conducting a conference call to review its financial results today at 11:30 AM EDT (Eastern). The dial-in number for the call in North America is 800-310-6649 and 1-719 457-26393 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The Company's intelligent predictive text interfaces, eZiTap™ and eZiText® allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, ecommerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the second quarter and six months ended June 30, 2004 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

For more information:

Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

Zi Corporation
Consolidated Statements of Loss and Deficit

Three Months Ended June 30, (unaudited)	2004	2003	2003
(United States of America Dollars)	US GAAP		Cdn. GAAP
		(note 2)
Revenue
License and implementation fees	$3,311,669	$1,729,649	$1,729,649
Other product revenue	102,228	90,466	90,466
	3,413,897	1,820,115	1,820,115

Cost of sales
License and implementation fees	110,428	135,243	135,243
Other	22,669	4,483	4,483
	133,097	139,726	139,726
Gross margin	3,280,800	1,680,389	1,680,389

Operating expenses

Selling general and administrative	(2,242,699)	(2,058,522)	(2,058,522)
Litigation and legal	(248,743)	(188,211)	(188,211)
Product research and development	(289,071)	(426,457)	(426,457)
Depreciation and amortization	(241,961)	(358,886)	(358,886)
Foreign exchange gain	--	--	21,426
Operating income (loss) before undernoted	258,326	(1,351,687)	(1,330,261)

Interest on long term debt	(3,640)	(2,947)	(2,947)
Other interest	(11,842)	(182,850)	(182,850)
Interest income and other income	11,264	7,769	7,769
Equity interest in loss of significantly influenced company	--	--	--

Net income (loss)	254,108	(1,529,715)	(1,508,289)
Deficit, beginning of period	(91,149,951)	(87,883,866)	(64,348,494)
Deficit, end of period	$(90,895,843)	$(89,413,581)	$(65,856,783)

Earnings (loss) per share
Basic	$0.01	$(0.04)	$(0.04)
Diluted	$0.01	$(0.04)	$(0.04)
Weighted average common shares	39,492,560	38,197,409	38,197,409
Common shares outstanding, end of period	39,492,560	39,281,821	39,281,821

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Loss and Deficit

(United States of America Dollars)	US GAAP		Cdn. GAAP
		(note 2)
Revenue
License and implementation fees	$6,282,280	$4,139,888	$4,139,888
Other product revenue	160,914	182,651	182,651
	6,443,194	4,322,539	4,322,539

Cost of sales
License and implementation fees	204,746	196,220	196,220
Other	44,408	18,077	18,077
	249,154	214,297	214,297
Gross margin	6,194,040	4,108,242	4,108,242

Operating expenses

Selling general and administrative	(5,513,736)	(4,182,401)	(4,182,401)
Litigation and legal	(389,751)	(291,637)	(291,637)
Product research and development	(1,018,723)	(967,636)	(967,636)
Depreciation and amortization	(461,006)	(775,193)	(775,193)
Foreign exchange gain	--	--	84,813
Operating loss before undernoted	(1,189,176)	(2,108,625)	(2,023,812)

Interest on long term debt	(3,972)	(6,818)	(6,818)
Other interest	(26,767)	(553,497)	(553,497)
Interest income and other income	16,969	17,147	17,147
Equity interest in loss of significantly influenced company	--	--	--
Net loss	(1,202,946)	(2,651,793)	(2,566,980)
Deficit, beginning of period	(89,692,897)	(86,761,788)	(63,289,803)
Deficit, end of period	$(90,895,843)	$(89,413,581)	$(65,856,783)

Basic and diluted loss per share	$(0.03)	$(0.07)	$(0.07)
Weighted average common shares	39,394,876	38,089,761	38,089,761
Common shares outstanding, end of period	39,492,560	39,281,821	39,281,821

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Balance Sheets

	June 30,	December 31,
	2004	2003
(United States of America Dollars)	US GAAP
	(unaudited)
Assets	(note 2)	(note 2)
Current assets
Cash and cash equivalents	$1,362,546	$2,366,885
Accounts receivable – net allowance of $89,400 (December 31, 2003 – $507,640)	3,669,855	4,053,451
Prepayments and deposits	608,153	399,767
Total current assets	5,640,554	6,820,103

Notes receivable	2,000,000	2,000,000
Capital assets - net	919,010	1,097,585
Intangible assets – net	1,185,579	587,720
Investment in significantly influenced company	--	--
	$9,745,143	$10,505,408

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$3,374,066	$4,099,307
Deferred revenue	593,916	1,099,573
Notes payable	1,000,000	1,000,000
Current portion of capital lease obligations	21,945	22,095
Total current liabilities	4,989,927	6,220,975

Capital lease obligations	14,205	3,340
	5,004,132	6,224,315

Contingent liabilities and guarantees

Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	--	--
Unlimited number of common shares, no par value, authorized, 39,492,560 (2003 – 39,371,560) issued and outstanding	96,380,831	94,713,461
Accumulated deficit	(90,895,843)	(89,692,897)
Accumulated other comprehensive loss	(743,977)	(739,471)
	4,741,011	4,281,093
	$9,745,143	$10,505,408

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Cash Flows

Three Months Ended June 30, (unaudited)	2004	2003	2003
(United States of America Dollars)	US GAAP		Cdn. GAAP
		(note 2)
Net cash flow used in operating activities:
Net loss	$254,108	$(1,529,715)	$(1,508,289)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	2,638	(1,042)	(1,042)
Depreciation and amortization	241,961	358,885	358,885
Non-cash consultant compensation	12,715	--	--
Non-cash compensation expense	50,593	477,451	477,451
Non-cash interest expense	--	44,827	44,827
Decrease (increase) in non-cash working capital	(478,485)	95,190	95,190
Cash flow from (used in) operating activities	83,530	(554,404)	(532,978)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	--	2,490,578	2,490,578
Issuance (settlement) of note payable	--	(3,270,000)	(3,270,000)
Payment of capital lease obligations	(9,008)	(29,891)	(29,891)
Cash flow from (used in) financing activities	(9,008)	(809,313)	(809,313)

Cash flow from (used in) investing activities:
Purchase of capital assets	(12,042)	(11,980)	(11,980)
Proceeds from capital dispositions	--	216	216
Software development costs	(866,804)	(166,869)	(166,869)
Cash flow from (used in) investing activities	(878,846)	(178,633)	(178,633)

Effect of foreign exchange rate changes on cash and cash equivalents	(2,943)	21,426	--
Net cash outflow	(807,267)	(1,520,924)	(1,520,924)
Cash and cash equivalents, beginning of period	2,169,813	3,075,334	3,075,334
Cash and cash equivalents, end of period	$1,362,546	$1,554,410	$1,554,410

Supplemental cash flow information
Cash paid for interest	$15,482	$140,970	$140,970

See accompanying notes to consolidated financial statements.

Zi Corporation
Consolidated Statements of Cash Flows

Six Months Ended June 30, (unaudited)	2004	2003	2003
(United States of America Dollars)	US GAAP		Cdn. GAAP
		(note 2)
Net cash flow used in operating activities:
Net loss	$(1,202,946)	$(2,651,793)	$(2,566,980)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	2,790	(1,042)	(1,042)
Depreciation and amortization	461,006	775,193	775,193
Non-cash consultant compensation	447,872	--	--
Non--cash compensation expense	1,017,451	477,451	477,451
Non-cash interest expense	--	95,344	95,344
Decrease (increase) in non-cash working capital	(1,055,688)	192,920	192,920
Cash flow from (used in) operating activities	(329,515)	(1,111,927)	(1,027,114)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	202,047	2,733,759	2,733,759
Issuance (settlement) of note payable	--	(3,300,000)	(3,300,000)
Payment of capital lease obligations	10,715	(54,973)	(54,973)
Cash flow from (used in) financing activities	212,762	(621,214)	(621,214)

Cash flow from (used in) investing activities:
Purchase of capital assets	(12,896)	(12,138)	(12,138)
Proceeds from capital dispositions	--	2,667	2,667
Software development costs	(870,184)	(174,323)	(174,323)
Cash flow from (used in) investing activities	(883,080)	(183,794)	(183,794)

Effect of foreign exchange rate changes on cash and cash equivalents	(4,506)	84,813	--
Net cash outflow	(1,004,339)	(1,832,122)	(1,832,122)
Cash and cash equivalents, beginning of period	2,366,885	3,386,532	3,386,532
Cash and cash equivalents, end of period	$1,362,546	$1,554,410	$1,554,410

Non cash financing activity
Equipment acquired under capital lease	$29,188	$--	$--

Supplemental cash flow information
Cash paid for interest	$30,739	$464,971	$464,971

See accompanying notes to consolidated financial statements.

Selected Notes to the Consolidated Financial Statements

For the three and six month periods ended June 30, 2004 (Unaudited)

1.     NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

2.     SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 10 to the Company's June 30, 2004 unaudited consolidated financial statements and notes. They do not include all disclosures required by generally accepted accounting principles required for annual financial statements and should be read in conjunction with the Company's audited consolidated financial statements, which were prepared in accordance with US GAAP and are included in our Annual Report on Form 20-F for the year ended December 31, 2003. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim financial statements. Effective March 31, 2004, the Company initiated reporting in US dollars, with comparative periods restated to US dollars.

Historically, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP and Canadian dollars with an annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in accordance with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. As such, as required under Canadian securities legislation, the previously filed 2003 interim consolidated financial statements were refiled to reflect the effects of the change to US GAAP.

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